VIA SEDAR	October 23, 2009

Susan Chong Filings Administrator

Financial, Insider and Exemptive Reporting British Columbia Securities Commission 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, B.C. V7Y 1L2

Dear Ms. Chong:

Re:	PolyMet Mining Corp. (the “Company”)
Audited Financial Statements for the period ended January 31, 2009
SEDAR Project Number: 01413758

Further to your recent correspondence, please be advised that the Company was required to amend its previously filed financial statements for the year ended January 31, 2009 for the following reasons:

(a)	to include US GAAP disclosures in the reconciliation to US GAAP presented in the notes to the financial statements so that the US GAAP information provided in the Form F-3 complied with item 18, and

(b)	Retrospective changes in accounting policy upon the adoption of CICA 3064 effective February 1, 2009.

We will also attend to filing the CEO and CFO Certifications (52-109F1R) under the original SEDAR project number 01413774.

I trust this satisfies our deficiencies accordingly. Should you have any other questions or comments, please feel free to get in touch with the undersigned at your earliest convenience.

Yours truly,

POLYMET MINING CORP.

“Niall Moore”
Niall Moore
Corporate Secretary &
Group Controller